     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 15
dated January 30, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
 Senior Fixed Rate Notes

Pricing Sheet – February 21, 2006

PLUS due March 20, 2007
 Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the PHLX Oil Service SectorSM Index
 Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

Offering Price	:	$10 per PLUS

Leverage Factor	:	200%

Maximum Payment	:	$12.50 per PLUS

Aggregate Principal Amount	:	$18,500,000

Initial Value	:	202.09

Trade Date	:	February 21, 2006

Settlement Date	:	February 24, 2006

Listing	:	AMEX

Ticker Symbol:	:	MPQ

CUSIP	:	61747Y378

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.15 per PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-800-584-6837.

The “PHLX Oil Service SectorSM” and “OSXSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Morgan Stanley. “Performance Leveraged Upside Securities” and “PLUS” are our service marks. The PLUS based on the OSX Index are not sponsored, endorsed, sold or promoted by PHLX and PHLX makes no representation regarding the advisability of investing in the PLUS.

Preliminary Pricing Supplement No. 15 dated January 30, 2006 Prospectus dated January 25, 2006 Prospectus Supplement for PLUS dated February 21, 2006